UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  11)*

Southern Peru Copper Corporation

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

843611104

(CUSIP Number)

Armando Ortega Gómez

General Counsel

Grupo México, S.A. de C.V.
Baja California 200
Colonia Roma Sur

06760 México City, México

Tel. 011-525-574-2067

and

Armando Ortega Gómez

Attorney-in-fact

Grupo Minero México Internacional, S.A. de C.V.
Baja California 200
Colonia Roma Sur

06760 México City, México

Tel. 011-525-574-2067

and

Armando Ortega Gómez

Secretary

Americas Mining Corporation
2575 East Camelback Road, Suite 500
Phoenix, Arizona 85016

Tel. (602) 977-6500

and

Ernesto Durán Trinidad

Comptroller

SPHC II Incorporated
2575 East Camelback Road, Suite 500
Phoenix, Arizona 85016

Tel. (602) 977-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

copy to:

Michael L. Fitzgerald, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005

(212) 530-5224

April 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Check the following box if a fee is being paid with this statement:☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 843611104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grupo México, S.A. de C.V. 13-1808503

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization México

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 110,556,589

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 110,556,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,556,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.1% of total Company Common Stock (1)

14.	Type of Reporting Person (See Instructions) CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grupo Minero México Internacional, S.A. de C.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 110,556,589

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 110,556,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,556,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.1% of total Company Common Stock (1)

14.	Type of Reporting Person (See Instructions) CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Americas Mining Corporation 86-1010884

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 110,556,589

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 110,556,589

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,556,589

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.1% of total Company Common Stock (1)

14.	Type of Reporting Person (See Instructions) CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SPHC II Incorporated 13-3700414

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 43,348,949

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 43,348,949

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,348,949

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.4% of total Company Common Stock

14.	Type of Reporting Person (See Instructions) CO

(1) Assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis.

Grupo México, S.A. de C.V. (“Grupo México”), Grupo Minero México Internacional, S.A. de C.V. (“GMMI”), Americas Mining Corporation (“AMC”), and SPHC II Incorporated (“SPHC II”), (collectively, Grupo México, GMMI, AMC, and SPHC II, the “Reporting Persons”) hereby amend the report on Schedule 13D regarding shares of Southern Peru Copper Corporation (the “Company”), originally filed on January 12, 1996, as further amended on March 6, 1996, on November 19, 1999, on October 13, 2000, on May 17, 2001, on July 16, 2001, on February 11, 2003, on March 31, 2003, October 25, 2004, November 1, 2004 and on December 23, 2004 (collectively with this Amendment No. 11, the “Schedule 13D”). Unless otherwise indicated, capitalized terms used but not defined herein shall have the same meanings assigned to them in Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D relates to Common Stock of the Company (the “Common Stock”), $0.01 par value per share and Class A Common Stock (the “Class A Common Stock”) of the Company, $0.01 par value per share (collectively, the “Company Common Stock").

Item 3.	Source and Amount of Funds or Other Consideration

On April 1, 2005, AMC received 67,207,640 shares of Common Stock in exchange for its wholly-owned subsidiary’s 99.1463% interest in Minera Mexico, S.A. de C.V. (MM).  The issuance was completed pursuant to the Agreement and Plan of Merger dated as of October 21, 2004 and previously described in Amendment No. 8 to this Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On April 4, 2005, AMC became a party to the Registration Rights Agreement dated as of March 31, 2005 by and between Cerro Trading Company, Inc., SPC Investors, L.L.C., Phelps Dodge Corporation, Phelps Dodge Overseas Capital Corporation, Climax Molybdenum B.V., the Company and AMC (the “Registration Rights Agreement”) pursuant to which AMC agreed: (i) to cause SPHC II to convert, on the effective date of the registration statement contemplated by the Registration Rights Agreement, all of its Class A Common Stock, in accordance with Sections 4.9(b) and 4.9(c) of the Restated Certificate of Incorporation of the Company into an equal number of fully paid and non-assessable shares of Common Stock; and (ii) not to sell, and to use its reasonable best efforts to prevent any of its affiliates from selling, any shares of Common Stock or other equity securities or any securities convertible into or exchangeable or exercisable for such securities (including Common Stock issuable upon the sale or conversion of the Class A Common Stock) during the Initial Six-Month Period, as defined in the Registration Rights Agreement, or in the event that the Initial Six-Month Period does not commence on or prior to December 1, 2005, before December 1, 2005.  The foregoing description is qualified in its entirety by reference to the Registration Rights Agreement attached hereto as Exhibit 1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding the following:

(a, b) As of the date hereof, Grupo México, GMMI, and AMC may each be deemed to beneficially own the 67,207,640 shares of Common Stock and the 43,348,949 shares of Class A Common Stock constituting 75.1% of the total Company Common Stock (assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis) based on a total of 147,225,425 shares of Company Common Stock outstanding (assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis), determined by adding the 67,207,640 shares of Common Stock issued to AMC on April 1, 2005 to the 80,017,785 shares of Company Common Stock outstanding according to the Company’s Proxy Statement filed on March 28, 2005.

Grupo México, GMMI, and AMC each have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 67,207,640 shares of Company Common Stock and 43,348,949 of Class A Common Stock; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 67,207,640 shares of Company Common Stock and 43,348,949 of Class A Common Stock.

As of the date hereof, SPHC II beneficially owns 43,348,949 shares of Class A Common Stock, constituting 29.4% of the outstanding Common Stock (assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis) based on a total of 147,225,425 shares of Company Common Stock outstanding (assuming conversion of all outstanding shares of Class A Common Stock into Common Stock on a one-to-one basis), determined by adding the 67,207,640 shares of Common Stock issued on April 1, 2005 to the 80,017,785 shares of Company Common Stock outstanding according to the Company’s Proxy Statement filed on March 28, 2005.

SPHC II has the sole power to vote or direct the vote of 0 shares and the shared power with Grupo México, GMMI and AMC, to vote or direct the vote of 43,348,949 of Class A Common Stock; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power with Grupo México, GMMI and AMC, to dispose or direct the disposition of 43,348,949 shares of Class A Common Stock.

(c) The information set forth in Item 3 contains the information regarding transactions during the past 60 days by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Title

1

Registration Rights Agreement, dated as of March 31, 2005 made and entered into by and between Cerro Trading Company, Inc., SPC Investors, L.L.C., Phelps Dodge Corporation, Phelps Dodge Overseas Capital Corporation, Climax Molybdenum B.V., Southern Peru Copper Corporation and Americas Mining Corporation.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2004

GRUPO MÉXICO, S.A. DE C.V.

/s/ Armando Ortega Gómez
Name: Armando Ortega Gómez
Title: General Counsel

GRUPO MINERO MÉXICO INTERNATIONAL, S.A. DE C.V.

/s/ Armando Ortega Gómez
Name: Armando Ortega Gómez
Title: Attorney-in-fact

AMERICAS MINING CORPORATION

/s/ J. Armando Ortega Gómez
Name: Armando Ortega Gómez
Title: Secretary

SPHC II INCORPORATED

/s/ Ernesto Durán Trinidad
Name: Ernesto Durán Trinidad
Title: Comptroller